OMB Number: 3235-0058
UNITED STATES SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2022
Estimated average burden
Washington, D.C. 20549	hours per response.......2.50

FORM 12b-25	SEC FILE NUMBER
333-114564

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Carbon Graphite Group, Inc.
Full Name of Registrant

Former Name if Applicable

20955 Pathfinder Road, Suite 200
Address of Principal Executive Office (Street and Number)

Diamond Bar, CA 91765
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

China Carbon Graphite Group, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Quarterly Report”) by May 17, 2021 filing date applicable to smaller reporting companies because of delays in completing the preparation of its financial statements and its management discussion and analysis. The Registrant is still in the process of compiling required information to complete the Quarterly Report. The Company believes that the Quarterly Report will be completed and filed within the five days extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Donghai Yu	(909)	843-6518
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Carbon Graphite Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Donghai Yu
Name: Donghai Yu
Title: Chief Executive Officer